CLiCS, LLC

Class D1 Preferred Subscription Agreement

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into by and between CLiCS, LLC, a Delaware limited liability company (the "**Company**"), and the undersigned Subscriber in the Company ("**Subscriber**") as of [EFFECTIVE DATE]. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to in the Operating Agreement provided herewith as Attachment A by and among the Managers and the Members identified therein (the "**Operating Agreement"**).

WHEREAS, the Company has been formed as a limited liability company under the laws of the State of Delaware by the filing of its CLiCS Certificate in the office of the Secretary of State of the State of Delaware;

WHEREAS, the existing Members and the Managers have set out fully in the Operating Agreement their respective rights, obligations and duties with respect to the Company and its assets; and

WHEREAS, Subscriber wishes to purchase from the Company, and the Company wishes to issue to Subscriber, a membership interest in the Company in the form of a number of units (a "**Unit**"), each represented by a capital commitment;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. Subscription for Units.

1.1 Agreement to Sell and Purchase. Subscriber hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, subject to Section 2.2 (Rejection of Subscription) of this Agreement, the number of Units set forth below Subscriber's signature on the signature page hereto (the "**Purchased Units**"), all subject to the terms and conditions set forth in this Agreement.

1.2 Consideration. In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to make (a) an Initial Capital Contribution to the Company in the amount set forth below.

2. Closing.

2.1 Closing Date. The Closing of the purchase and sale of the Units shall occur at a time, date, and place designated by the Company; provided, however, that in no event shall the Closing occur more than 10 days after the execution of this Agreement.

2.2 Rejection of Subscription. At or before the Closing, the Company may, in its sole discretion and for any reason, elect not to accept the subscription of Subscriber, in whole or in part. If the Company rejects such subscription, the Company shall refund to Subscriber all funds submitted by Subscriber to the Company in connection with such rejected subscription.

2.3 Default. If Subscriber fails to perform his obligations hereunder within five days after receipt of notice by the Company to Subscriber of such failure, the Company may, at its sole option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Units to Subscriber; or (b) if such failure occurs after the Closing, result in the reversion of all rights, title and interest in the Units to the Company and a rescission of the transactions contemplated hereby.

2.4 Failure of Closing to Occur. The Company shall have no liability to Subscriber for (a) the failure of the Closing to occur or (b) its failure to issue the Purchased Units to Subscriber.

2.5 Obligations of Subscriber. At the Closing, Subscriber shall execute the Operating Agreement and such other documents as are deemed by the Company to be appropriate, advisable or necessary to consummate the transactions contemplated hereby and thereby.

2.6 Subscription Irrevocable. Except as provided under applicable state securities laws, this subscription is and shall be irrevocable on the part of Subscriber.

3. Representation and Warranties of Subscriber.

Subscriber hereby represents and warrants to the Company as follows:

3.1 No Conflicts. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any terms of any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

3.2 Risk of Loss. Subscriber is able to bear the substantial economic risks of an investment in the Company and to sustain a complete loss of such investment. Subscriber recognizes that the acquisition of the Purchased Units involves a high degree of risk. Subscriber is cognizant of and understands all of the risks related to the purchase of the Units, including those set forth in Section 3.7 (Restrictions on Transfer) of this Agreement pertaining to transferability. Subscriber has adequate net worth and means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment. Subscriber’s commitment to investments which are not readily marketable is not disproportionate to his net worth and his acquisition of the Purchased Units will not cause his overall commitment to such investments to become excessive.

3.3 Access. Subscriber acknowledges that all documents, records and books pertaining to this investment have been made available for inspection by him, his counsel, and his accountants. Counsel and accountants for Subscriber, and Subscriber himself, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Subscriber or his representatives. In evaluating the suitability of this investment in the Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Subscriber is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

3.4 Investment Intent. The Purchased Units are being acquired by Subscriber for the account of Subscriber, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Subscriber has no contract, undertaking, understanding, agreement or arrangement, formal or informal with any person or entity to sell, transfer or pledge to any person or entity all or any part of the Purchased Units, any interest therein or any rights thereto, and Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement.

3.5 Reliance on Representations. Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Units. Subscriber further understands that the Company, in offering the Purchased Units for sale to Subscriber, is relying on the truth and accuracy of the representations, declarations, and warranties made by Subscriber herein and in the investor suitability questionnaire completed, executed and delivered by Subscriber to the Company contemporaneously herewith.

3.6 No Registration. Subscriber acknowledges that, because the Units have not been registered under the Securities Act of 1933 (the "**Securities Act**"), and because the Company has no obligation to effect such registration, Subscriber shall continue to bear the economic risk of his investment in the Purchased Units for an indefinite period.

3.7 Restrictions on Transfer. Subscriber agrees that he will not sell or otherwise transfer the Purchased Units other than in accordance with the terms and conditions of the Operating Agreement. It is understood that the Units cannot be liquidated easily, that no public or other market exists for the Units, and that no such market is expected to develop. Subscriber is aware that, because the Purchased Units have not been registered under the Securities Act or applicable state securities laws, any resale inconsistent with the Securities Act or applicable state securities laws may create liability on Subscriber's part or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of the Units unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Subscriber is aware that the Company will impress on the back of any certificate representing Units a legend substantially as follows:

- *These Units have not been registered under the Securities Act of 1933 or applicable state securities laws. They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the Units under the Securities Act and applicable state securities laws is in effect or (ii) the Company has received an opinion of counsel satisfactory to the Company to the effect that such registration is not required.*

3.8 Sophistication. Subscriber possesses a sufficient degree of sophistication, knowledge, and experience in financial and business matters such that he is capable of evaluating the merits and risks of acquiring the Purchased Units.

3.9 No Oral Representations. No person representing the Company or purporting to do so has made any oral representation or warranty to Subscriber which is inconsistent with the information provided in writing to him. Subscriber agrees that he has not relied and shall not rely on any such representation or warranty in connection with any decision to acquire the Purchased Units.

3.10 Execution on Behalf of Certain Entities. If this Agreement is executed on behalf of a partnership, trust, corporation or other entity, the undersigned has been duly authorized to execute and deliver this Agreement and all other documents and instruments (if any) executed and delivered on behalf of such entity in connection with this subscription for the Purchased Units.

3.11 Brokers. Other than with respect to Wefunder, LLC, no broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Subscriber in connection with the purchase of the Purchased Units nor is Subscriber entitled to or will accept any such fee or commission.

3.12 Indemnification. Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements or agreements made herein by Subscriber, Subscriber does not hereby or in any other manner waive any rights granted to him under federal or state securities laws.

3.13 Subject to Operating Agreement. The Units subscribed for herein shall at all times be subject to the terms of the Operating Agreement.

3.14 Confidentiality. Subscriber hereby agrees, on behalf of himself and his designated representative, if any, to keep confidential at all times any nonpublic information which such persons may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this Section 3.14 (Confidentiality) shall be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Subscriber.

3.15 Survival. The foregoing representations and warranties of Subscriber shall survive the Closing. Subscriber represents and warrants that the representations, warranties and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties shall not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

4. General.

4.1 Governing Law. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to conflict of law principles.

4.2 Successors and Assigns. Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of

the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 Notices. All notices and other communications required or permitted hereunder will be in writing and will be delivered by hand or sent by overnight courier, fax or e-mail to:

If to the Company:

CLiCS, LLC
4250 Executive Square, Suite 500
La Jolla, CA 98037
Email: Charles@CLiCS.com
Attention: Charles Brown

If to the Subscriber:

Print Name: [INVESTOR NAME]
Address provided by Wefunder.com

Each party may furnish an address substituting for the address given above by giving notice to the other parties in the manner prescribed by this Section 4.3. All notices and other communications will be deemed to have been given upon actual receipt by (or tender to and rejection by) the intended recipient or any other person at the specified address of the intended recipient.

4.4 Severability. In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

4.5 Construction. The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time.

4.6 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

4.7 Amendment and Waiver. This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written

document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given and will not constitute a continuing waiver.

4.8 Counterparts. This Agreement may be in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date first written above.

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

CLiCS, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Attachment A: CLiCS, LLC Operating Agreement

THE MEMBERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH ANY APPLICABLE FEDERAL, STATE OR FOREIGN SECURITIES LAWS.

Operating Agreement

Of

CLiCS, LLC

A Delaware

Limited Liability Company

Dated: 10-8-2020

Table of Contents

Contents

CLiCS, LLC Operating Agreement

Section 1: Formation, Name, Purpose, Term & Definitions

Section 1.1 Formation. The parties to this Agreement hereby enter into a written Operating Agreement pursuant to the Delaware Limited Liability Company Act (the "Act"). to set forth the terms and conditions of their joint undertaking as Members of the Company, and to carry out the purposes of the Company as further described herein, in accordance with the provisions of this Agreement and the laws of the State of Delaware.

Section 1.2 Name. The name of the Company is CLiCS, LLC. The Company's business shall be conducted under said name, the name CLiCS and/or such other names as the Manager may from time to time deem necessary or advisable, provided that necessary filings under applicable assumed or fictitious name statutes are first obtained.

Section 1.3 Offices & Resident Agent. The name and address of the Resident Agent of the Company in the State of Delaware is:

InCorp Services, Inc. One Commerce Center - 1201 Orange Street #600, Wilmington Delaware 19899 in the County of New Castle.

The principal office of the Company shall be:

4250 Executive Square, Suite 500, La Jolla, CA 92037

or such other location as the Manager may, from time to time, designate by notice to the Members.

Section 1.4 Purpose. The primary purpose and business of the Company shall be to develop hair color distribution technology, services and related products. The Company may also engage in any other any business activities.

Section 1.5 Term. The term of the Company commenced on January 13, 2016, upon the acceptance for filing of the Certificate of Formation of the Company by the Delaware Corporation Commission, and shall have a perpetual existence, unless earlier dissolved in accordance with Section 9.1 of this Agreement.

Section 1.6 Defined Terms. The defined terms used in this Agreement, unless the context otherwise requires, shall have the meanings specified herein or as set forth in Exhibit B, which is attached hereto.

Section 2: Members, Percentage Interests, Capital Contributions

Section 2.1 Members: Exhibit A. The names, Capital Contributions and Percentage Interests of all Members shall be designated in Exhibit A, which is attached hereto. The Manager shall cause Exhibit A to be amended from time to time to reflect the withdrawal of one or more Members or the admission of one or more additional Members. In exchange for their Capital Contributions Members shall receive Units of the Company. Each Unit shall be designated to have a cost, voting rights and liquidation preference as defined by their Class. Each Unit Class shall be defined in Section 3. There are four primary

Classes including, A, B, C and D. Each primary Class may have subclasses with unique numeric designations. The fully delineated Classes and subclasses include A, A1, B, C1, C2, D1 and D2. All Classes of Units shall have liquidation preferences as described in Section 9.

Section 2.2 Capital Contributions. On or prior to the date of this Agreement, each existing Member shall make a Capital Contribution to the Company in an amount set forth opposite such Member's name in Exhibit A.

Section 2.3 Class A Member. Leilani M. Macedo, Charles D. Brown, and Jeffrey F. Macedo own all of the outstanding Class A membership Units. See Exhibit A for a list of the Members of the Company.

Section 2.4 Conversion of Class A Interests. Subject to the limitations set forth below in Section 3.7 of this Operating Agreement, the Manager shall have the right, at any time and from time to time, to admit one or more additional Class A Members upon such terms and conditions as the Manager shall determine in his sole discretion, provided that the Manager obtains the prior written consent of a majority of the existing Class A Members.

Section 2.5 Minimum Interest of the Manager. A Manager shall not be required to own an Interest in the Company.

Section 2.6 Additional Capital Liability of Members. No Member shall have any obligation to contribute capital to the Company except to the extent of the Capital Contribution of such Member described in this Section 2. No Member of the Company shall have any obligation or duty to advance or loan funds to the Company for the purpose of satisfying liabilities of the Company or any operating or carrying costs associated with the Company's business. No Member shall be personally liable for the obligations of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 2.7 No Interest. No interest shall be paid or due by or from the Company on any contributions to the capital of the Company, or any advances made by a Member to the Company.

Section 2.8 Indebtedness to Members. Any indebtedness of the Company owed to a Member shall provide that the payment of principal and interest (if any) shall be made only if, and to the extent that, payment of a distribution to the Member could then be made under applicable provisions of the Act without the imposition on the Member of any liability for repayment to the Company.

Section 2.9 Withdrawal of Capital by Interest Holders. Except as otherwise specifically provided in this Agreement, prior to the liquidation of the Company, no Interest Holder shall have the right to require the return of his/her/its Capital Contribution or the balance of his/her/its Capital Account. There is no agreed upon time when the Capital Contribution of an Interest Holder is to be returned. No Interest Holder shall have any right to demand and receive property, in lieu of cash, in return of his/her/its Capital Account. Provided, however, the Company shall have the option to distribute property in lieu of cash in the event the Company does not have cash resources available to it for such purpose.

Section 3: Classes & Interests, Extraordinary Actions, Dilution

Section 3.1 Admission of Class A Members. Subject to the limitations set forth in Section 3.7 hereof, the Manager shall have the right, at any time and from time to time, to admit one or more additional Class A

Members upon such terms and conditions as the Manager shall determine in its sole discretion, provided that it obtains the prior written consent of a majority of all the Class A Members, and any such Person receiving Class A Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager. The Class A per Unit cost is $0.0001, includes one vote per Unit and is designated as Common.

Section 3.2 Admission of Class B Members. Subject to the limitations set forth in this Section 3.2 and in Section 3.7 hereof, the Manager shall have the right at any time and from time to time to admit one or more additional Class B Members and/or to sell or award additional Class B Interests (or rights to acquire additional Class B Interests) to Persons who are employed by or otherwise have benefited the Company, upon such terms and conditions as determined in the sole discretion of the Manager, provided that it obtains the prior written consent of a majority of all the Class A Members, and any such Person receiving Class B Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager. The Class B per Unit cost is $0.40, includes one vote per Unit and is designated as Preferred.

Section 3.3 Admission of Class C Members. Subject to the limitations set forth in this Section 3.3 and in Section 3.7 hereof, the Manager shall have the right at any time and from time to time to admit one or more Class C Members and/or to sell additional Class C Interests (or rights to acquire additional Class C Interests), provided that any such Person receiving Class C Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager, provided that it obtains the prior written consent of a majority of all the Class A Members, and any such Person receiving Class C Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager. The Class C1 per Unit cost is $1.09, includes one vote per Unit and is designated as Preferred. The Class C2 per Unit cost is $2.16, includes one vote per Unit and is designated as Preferred.

Section 3.4 Admission of Class D Members. Subject to the limitations set forth in this Section 3.4 and in Section 3.7 hereof, the Manager shall have the right at any time and from time to time to admit one or more Class D Members and/or to sell additional Class D Interests (or rights to acquire additional Class D Interests), provided that any such Person receiving Class D Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager, provided that it obtains the prior written consent of a majority of all the Class A Members, and any such Person receiving Class D Interests shall make a Capital Contribution to the Company (in cash or other property) corresponding to the fair value of such Interest, as determined in the sole discretion of the Manager. The Class D1 per Unit cost is $4.58, includes one vote per four Units and is designated as Preferred. The Class D2 per Unit cost is $5.73, includes one vote per four Units and is designated as Preferred.

Section 3.5 Conditions for New Members. Notwithstanding anything contained herein to the contrary, no Person at any time shall be admitted as a Member of the Company unless: The Person delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement, as it may have been amended from time to time; and the admission of such Person as a Member will not result in the termination of the Company.

Section 3.6 Extraordinary Actions. Subject to the limitations set forth in Sections 3.7 and 3.8 hereof, the Manager shall have the right at any time, in his sole discretion, and upon such terms and conditions as

he shall determine in his sole discretion, provided he obtain the prior written consent of a majority of the Class A Members, to cause the Company to: (1) convert from a limited liability company to a C Corporation; and (2) engage in a public offering of its securities; transfer a substantial portion of its other assets not in the ordinary course of business; or incur any debt in any single transaction in excess of the greater of (a) One Hundred Thousand U.S. Dollars ($100,000), or (b) the accumulated capital and reserves of the Company.

In the event of the occurrence of any of the actions described in this Section 3.6, all Members hereby covenant to cooperate fully and timely with such action and to take any and all actions and execute any and all documents necessary or appropriate to effectuate such action. In the event the Company converts to a C corporation and the Manager, in their sole discretion, determines that the Company should be taxed as an S corporation for federal and applicable state income tax purposes, all Members hereby covenant to cooperate fully and timely with such election and to take any and all actions and execute any and all documents necessary or appropriate to effectuate such election.

Notwithstanding the above, nothing herein shall be construed to restrict or otherwise limit the exercise by any Member, upon the occurrence of such a transaction, of such rights as may be provided to Members under the Act or under other applicable statutes.

Section 3.7 Dilution & Percentage Interest of the Classes. All Interests of all classes shall be diluted on a Pro Rata Basis to the extent Interests of any and all classes are added or increased in accordance with this Section 3, including without limitation a dilution resulting from a private or public offering of securities. Excluding the Units in the authorized stock option pool, in the event that Units are sold is a subsequent offering at a price below the price paid by a Member, the Member shall receive weighted average anti-dilution protection for all Units previously purchased at a higher price.

Section 3.8 Merger or Consolidation. A vote of a Majority in Interest of all of the Members shall be required to approve whether the Company should be acquired by or otherwise enter into a merger or consolidation transaction with another limited liability company, or with a limited partnership, a corporation, or a business trust having transferable Units of beneficial interest, regardless of whether the Company is the surviving entity of such transaction.

Section 4: Distribution of Cash & Proceeds; Allocations of Tax Items

Section 4.1 Distribution of Net Available Cash Flow. The Company shall distribute Net Available Cash Flow to Members at the sole discretion of the Manager. The Company shall be required to make distributions to Members sufficient to enable each Member to pay required U.S. Federal, State and Local income tax payments from allocations to them of the Net Available Cash Flow of the Company.

Section 4.2 Net Capital Proceeds. Net Capital Proceeds, if any, shall be distributed on a Pro Rata Basis among all of the Interest Holders. Notwithstanding the foregoing, this Section 4.2 shall not apply to any distributions made in connection with a termination of the Company, which distributions shall be governed by Section 9.3 hereof.

Section 4.3 Acknowledgment. All of the Members hereby acknowledge that no distribution of Available Cash Flow or Net Capital Proceeds pursuant to this Section 4 shall be made to the Members to the extent that the Manager determine, in their sole discretion, that all or a portion of such funds are necessary for the payment of or provision for the (a) liabilities of the Company to all creditors, including

the expenses of a Capital Transaction, and/or (b) additional requirements for funds in connection with the Company's business.

Section 4.4 Capital Accounts & Tax Allocations. A separate Capital Account shall be maintained for each Interest Holder. Each Capital Account shall be adjusted annually, unless this Agreement, the acts of the Members in accordance with this Agreement, or the applicable Regulations require a more frequent adjustment. Losses for each tax year shall be allocated as follows: first on a pro rata basis to members with a positive capital account balance until such time as their account balance reaches $0.00, then to all members on a pro rata basis. Notwithstanding the forgoing, the maintenance of Capital Accounts and allocation of the Company' s tax items shall follow the provisions of Exhibit C, attached hereto; provided, however, that the Company at all times shall conform to the requirements of any Regulations issued with respect to the maintenance of Capital Accounts and the allocation of tax items. The Company shall exercise its best efforts to take all actions necessary to cause the allocation of tax items among the Interest Holders to reflect the actual and anticipated allocation of the Company's distributions, as set forth in this Section 4 and in Section 9.3 hereof, in conformity with the Capital Account maintenance requirements contained in the Regulations.

Section 5: Management of the Company

Section 5.1 Appointment of Manager: Executive Employment. The Members hereby appoint Charles D. Brown as the Manager of the Company. The Manager shall operate with the title of Chief Executive Officer. The Manager may enter into an employment agreement with the Company further delineating the duties, rights, compensation and covenants of the Manager. Any employment agreements shall be read in conjunction with this Agreement.

Section 5.2 Exclusive Authority of Manager. Except as specifically provided in this Agreement and any Manager's employment agreement, the exclusive responsibility for managing the business and affairs of the Company is hereby granted to the Manager pursuant to the Act. Each of the Members appoints and authorizes the Manager to serve as the sole agent of the Company, (except to the extent that certain discretionary acts may be delegated by the Manager to certain executive employees of the Company). The Manager may exercise all powers of the Company and do all such lawful acts necessary to manage the affairs and operations of the Company as are not by statute, regulations, the Certificate of Formation, or other applicable documentation required to be exercised or done by any of the other Members. Any Person dealing with the Manager shall be authorized to rely upon the authority of the Manager to bind the Company in accordance with the rights, powers and duties described in this Agreement. The Manager shall be an "Authorized Person" of the Company, and shall be authorized to execute or file any document required or permitted to be executed or filed on behalf of the Company, or to otherwise act as an agent of the Company, as provided under the Act.

Section 5.3 Establishment of Company President. The Manager's first act shall be to appoint Leilani M. Macedo to the position of President. The President shall be an officer of the Company. The President shall act as the principle advisor to the Manager on all significant matters including strategy.

Section 5.4 Binding Authority with Respect to Documents. The Manager shall have the right, power and authority, acting at all times for and on behalf of the Company, to enter into and execute any agreement or agreements, promissory note or notes, and any other instruments or documents, and to undertake and do all acts necessary to carry out the purposes for which the Company was formed. In no event shall a party dealing with the Company with respect to any document signed or action undertaken on behalf

of the Company have the right to inquire into:

- The necessity or expediency of any act or action of the Manager; or
- Personal information of a Manager if the Manager is a natural person; or
- Any act or failure to act by the Company; or
- The identities of Members other than the Manager; or
- The existence or non-existence of any fact or facts that constitute conditions precedent to acts by the Manager (including, without limitation, conditions, provisions and other requirements herein set forth relating to borrowing and the execution of any encumbrances to secure the borrowing) or that are in any other manner germane to the affairs of the Company.
- Any and every Person relying upon any document signed or action taken by the Manager on behalf of the Company or claiming thereunder may conclusively presume that (i) at the time or times of the execution and/or delivery thereof, this Agreement was in full force and effect, (ii) any instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company without requiring the approval or consent of any of the Members thereof, and (iii) the Manager was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company.

Section 5.5 Specific Authority. In furtherance and not in limitation of the provisions of Section 5.2 hereof and of the other provisions of this Agreement, but subject to any limitations contained in this Agreement (including without limitation Section 3.7 hereof) and a Manager's employment agreement, the Manager is specifically authorized and empowered, in Manager's sole discretion, without regard to the approval thereof by the Members, to:

a. Direct the employees of the Company to execute, acknowledge and deliver any and all documents, agreements, notes, contracts, bank resolutions, signature cards, releases, or other instruments on the Company' s behalf;

b. Make any and all decisions that the Company may be entitled and/or required to make under the terms of any and all documents, agreements (including employment agreements), or other instruments relative to the ownership, operation, management and supervision of the Company's business;

c. Execute for and on behalf of the Company, and in accordance with the terms of this Agreement, deeds absolute, mortgages (which term "mortgages" is hereby defined for all purposes of this Agreement to include Deeds of Trust, financing statements, chattel mortgages, pledges, conditional sales contracts, and similar security instruments), leases, contracts, promissory notes, or other legal documents all of which instruments so duly executed as provided herein shall be valid and binding upon the Company;

d. Cause the Company to incur indebtedness or obtain financing (including without limitation loans from Members or Affiliates of Members at competitive rates); to issue promissory notes or other evidences of indebtedness; to prepay in whole or in part, recast, increase, modify, or extend any liabilities affecting the business of the Company and assumed in connection therewith; to provide security or collateral in connection with any Company indebtedness or to encumber or pledge any Company assets; to execute any extensions or renewals of encumbrances with respect to any assets used in the Company's business;

and to confess judgment on behalf of the Company in connection with any Company borrowings;

e. Cause the Company to enter into leases of real or personal property in furtherance of any or all of the purposes of the Company; Cause the Company to purchase real property or personal property and to make reasonable and necessary capital expenditures and improvements with respect to such property for use in connection with the operation and management of the Company’ s business; to finance such purchases or expenditures, in whole or in part, by giving the seller or any other Person a security interest in the property purchased;

g. (intentionally left blank);

h. Cause the Company to redeem or acquire the Interest of any Interest Holder pursuant to the terms of this Agreement or pursuant to the Manager’s authority hereunder, and to exercise any options or other rights with respect to the Interest of any Interest Holder, on behalf of the Company or for the Manager’s own account; Open accounts and deposit and maintain funds in the name of the Company in banks, savings and loan associations, money market funds, or such other financial instruments as the Manager deems necessary or appropriate; Pay all costs or expenses connected with the operation or management of the Company, including all debts and other obligations of the Company, from its bank accounts by check or other customary means (without commingling with the funds of any other Person);

k. Establish reserves in such amounts as the Manager shall deem appropriate;

l. Enter into, perform and carry out contracts with any Person, including any of the Members or Affiliates of the Members, at reasonably competitive rates of compensation for the performance of any and all services that may at any time be necessary, proper, convenient or advisable to carry on the Company’ s business, including entering into exclusive and non-exclusive arrangements;

m. Monitor the quality of services and products provided by vendors to the Company, and add, discharge, or replace such vendors as needed in accordance with applicable state law;

n. Appoint and discharge executive employees of the Company and delegate specific duties and authority to Persons who may or may not be employees of the Company. The President may only be discharged under the same terms and conditions as the Manager as stated in section 5.12;

o. Employ or engage Persons in the operation and management of the Company’s business, on such terms and for such reasonable compensation as the Manager shall determine (at arm’s length prices and in keeping with comparable salaries for comparable work), in good faith, to be appropriate and in the best interests of the Company;

p. Approve the hiring and firing of all employees and agents of the Company, subject to the terms and conditions of any employment policies and procedures of the Company, and subject to the terms of this Agreement, any other written agreements and applicable state law;

q. Evaluate the performance of all employees and agents of the Company, including its executive employees, and monitor the quality of services provided by employees and agents of the Company;

r. Establish and monitor the compensation requirements (reasonable compensation set at arm's length prices and in keeping with comparable salaries for comparable work) of all employees and agents of the Company, including its executive employees;

s. Apply for, make proffers and commitments with regard to and obtain any and all governmental permits, approvals, licenses necessary and appropriate in connection with or in any way related to the Company' s business;

t. Place and carry public liability, workmen's compensation, fire, extended coverage, business interruptions, errors and omissions and such other insurance as may be necessary or appropriate for the protection of the interests and property of the Company;
u. Authorize the lending of money by the Company at prevailing interest rates, including lending to borrowers who may be Members or Affiliates of Members of the Company;

y. Initiate, settle and defend legal actions on behalf of the Company, including any litigation, arbitration, mediation, examination, investigation, inquiry, regulatory proceeding, or other similar matter contemplated by the Company, threatened by any Person or in or with which the Company may become involved;

w. Submit a claim or liability involving the Company to arbitration;

x. Prepare, maintain, file and disseminate returns, reports, statements, and other information for distribution to the Internal Revenue Service, the state of Delaware, Franchise Tax Board or Secretary of State, the Members and for submission to any governmental or regulatory authority or agency;

y. Deal directly with relevant state and United States regulatory authorities on behalf of the Company and render decisions with respect to matters involving such authorities;

z. Cause the Company to create one or more wholly or partially owned domestic or foreign subsidiaries, which may be corporations, limited liability companies or other forms of business entities;

aa. Enter into agreements with Members as appropriate; and

bb. Generally, do all things consistent with any and all of the foregoing on behalf of the Company.

cc. Establish an Incentive Committee comprised of the Chief Financial Officer and the President to implement an incentive program in the form of a Phantom Stock or Profits Interest plan (the "Plan") for employees, advisors and consultants. The Incentive Committee has approval to award units under the Plan that have the same economic value as Class A Units but cost $0.00 and have no voting rights. The Plan includes 760,000 Unit equivalents. Additional Unit equivalents may be added to the Plan by a vote of a majority of the Class A Members.

Section 5.6 Obligations of the Manager. The Manager shall take all actions that may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the applicable state laws; and (ii) for the operation, management and supervision of the Company's business in accordance with the provisions of this Agreement and applicable laws and regulations. The Manager shall oversee the preparation, review, and safekeeping of the Company's records and books of accounts of all operations, receipts and expenditures of the Company, and shall institute and maintain

such internal controls as may be required to comply with all laws and regulations applicable to the Company. The Manager shall deliver to the Members copies of “Information Tax Returns” required under applicable Federal or state income tax laws, including the Internal Revenue Code of 1986, as amended, as soon as such return may reasonably be prepared, but not later than the due date of such return as may be extended pursuant to statutory or administrative provision. Such returns shall reflect the allocation of the profits or losses of the Company and other tax items as provided in this Agreement to each Member for the Fiscal Year then ended and shall serve as the annual accounting report to be provided to the Interest Holders. The cost of all such reports shall be paid by the Company at the Company’s expense.

The Manager shall deliver copies of this Agreement, the Certificate of Formation or any amendments thereto to each Member.

Section 5.7 No Duty to Consult. Except as otherwise specifically provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

Section 5.8 Contracting on Behalf of the Company; Related Persons. The Manager, on behalf of the Company, may employ a Member, or a Person related to or affiliated with a Member, to render or perform a service, or may contract to buy property from, or sell property to, any such Member or other Person; provided, that (i) any such transaction shall be on terms that are fair and equitable to the Company, comparable to those charged by unrelated parties, and no less favorable to the Company than the terms, if any, known to be available from unrelated and unaffiliated Persons; and (ii) all parties with whom the Company contracts will of such qualifications to be consistent with the requirements and guidelines of applicable Delaware law. The Manager may employ, engage, and contract with, on behalf of the Company, such Persons, firms or corporations as the Manager, in the Manager’s discretion, shall deem advisable for the operation and management of the business of the Company, including such managing agents, attorneys, accountants, insurance brokers, appraisers, experts, consultants, and lenders, on such reasonable terms and for such reasonable compensation, as the Manager, in the Manager’s discretion, shall determine. Any such Person, firm or corporation may include the Manager, or an Affiliate of the Manager, or entities otherwise employed or retained by the Manager or in which the Manager has an interest, provided the compensation paid is in accordance with normal fees charged by independent parties for similar services.

Section 5.9 Tax Elections. The Manager shall be authorized to take such actions as the Manager, in the Manager’ s discretion, deems necessary or desirable in order to comply with requirements of the Act as promulgated by the Internal Revenue Code of 1986, as amended, for the purposes of complying with Federal, local, and state tax requirements. The Manager shall have the power on behalf of the Company, to make, or to refrain from making, or to revoke, any elections and determinations referred to in the Act and the Internal Revenue Code of 1986, as amended, including, but not limited to the method(s) of depreciation, the amortization of organizational expenses, and the method of accounting to be employed by the Company. All elections shall be made by the Manager with the Internal Revenue Service (“IRS”), as applicable, in his or her sole discretion, in consideration of the advice of the Company’s accountants and the underlying interests of the Interest Holders as a whole. In the event that evidence shall be provided that such election was or shall become disadvantageous to any one or more of the Interest Holders, such evidence shall not be deemed to be a demonstration of the commission of an act of willful misconduct or negligence on the part of the Manager. The Manager shall not be responsible to consider the impact on specific members in making any elections.

Section 5.10 Tax Matters Partner. Charles D. Brown shall act as the "Tax Matters Partner" under the Internal Revenue code of 1986, as amended. The Tax Matters Partner shall, within fifteen (15) business days of receipt thereof, forward to each Member a photocopy of any correspondence relating to the Company received from the Internal Revenue Service that relates to matters that are of material importance to the Company and/or its Members. The Tax Matters Partner shall, within fifteen (15) business days thereof, advise each Member in writing of the substance of any conversation held with any representative of the Internal Revenue Service that relates to matters that are of material importance to the Company and/or such specific Members. Any reasonable costs incurred by the Tax Matters Partner for retaining accountants and/or attorneys on behalf of the Company in connection with any Internal Revenue Service inquiry or audit of the Company shall be charged as expenses of the Company. The Tax Matters Partner shall provide each Interest Holder with copies of any notices of judicial or administrative proceedings and any other information required by law. The Company expenses of such proceedings shall be paid by the Company out of its assets. With respect to any such matter, the Tax Matters Partner shall be entitled to make all decisions and enter into any agreements on behalf of the Company, which in his or her sole discretion are deemed to be reasonable under the circumstances. In any event, the Tax Matters Partner shall not be obligated to contest or otherwise challenge any adjustments made by the Internal Revenue Service. The Manager shall not be required to furnish additional funds to the Company for purposes of entering into or pursuing any proceedings on behalf of the Company. Each Member who elects to participate in any proceedings with respect to such matters shall be responsible for any expenses incurred by such Member in connection with such proceedings.

Section 5.11 Outside Activities. Subject to the provisions of any employment agreement, the Manager, on the Manager's own account or in conjunction with others, shall be authorized to engage in other business activities or possess interests in other ventures notwithstanding the Manager's duties and responsibilities as the Manager of the Company as long as those business activities are not directly competitive with the Company. The Manager, and any Affiliates of the Manager, shall be obligated to present to the Company any particular investment opportunity that may come to their attention even if such opportunity is of a character that might be suitable for investment by the Company or its Members.

Section 5.12 Resignation or Removal of Manager. At any time, Charles D. Brown may resign as Manager upon giving at least ninety (90) days prior written notice to the other Members. Any successor Manager may resign upon giving at least ninety (90) days prior written notice to the other Members. A Manager may be removed as Manager only for cause, as defined in any employment agreement, as determined by the affirmative vote of the Class Members owning one hundred percent (70%) of the outstanding Membership Units of the Company as a group, excluding any Units owned by the Manager or the Manager's Affiliates. The withdrawal of the Manager shall be deemed to include:

- The death or incompetence of the acting Manager;
- The dissolution of a corporate Manager (provided that, to the extent allowed under the Act and to the extent consistent with relevant Regulations, the inadvertent dissolution and loss of corporate charter by a corporate Manager shall not constitute a dissolution for purposes of this Agreement if its corporate status is reinstated with reasonable promptness after discovery of such loss of charter); or
- The dissolution of a Manager that is a partnership or another limited liability company. The effective date of a withdrawal under this Section 5.12 shall be the date of the event giving rise to the withdrawal.

Section 5.13 Replacement of Manager. In the event of the withdrawal of the Manager, the President shall become the Manager. In the event that the office of the President is vacant, the Members holding a Majority in Interest of all the Members, may elect one or more successor Manager(s). Any powers exercisable by the Manager under this Agreement or otherwise shall be exercisable by any successor Manager(s). If a successor Manager is not elected, any powers conferred upon the Manager under this Agreement shall be exercisable by the Members pursuant to the Act. Other than as set forth in Section 5.12, the withdrawing Manager is not required to withdraw as a Member. In the event that the Manager becomes incapacitated for a period of more than 30 days, the President shall become the Manager during the period of incapacitation, until such time as the Manager is deemed to be incompetent per the definition in item (b) of Involuntary Withdrawal, or until the Manager recovers and returns to duty.

Section 6: Rights, Duties & Representations of Members

6.1 No Authority to Act. In accordance with the Certificate of Formation of the Company, no Member shall be an agent of the Company or have authority to act for the Company solely by virtue of being a Member. The Members shall not take part in the management of the business nor transact any business for the Company in their capacity as Members, nor shall they have power to sign for or to bind the Company; provided, however, the Members shall have the right to participate in certain decisions as provided herein. In the event that a Member is also an employee or agent of the Company, any activities of a Member in such capacity shall solely be under the supervision and direction of the Manager or other executive employees of the Company.

Section 6.2 Meetings & Voting by Members. Meetings of the Members shall be held, and voting shall be conducted, as determined by (i) the Manager or (ii) 10% of the interested members. Written notice of the meeting must be given not less than 10 days nor more than 60 days before the date of the meeting. The only business that may be transacted at the meeting is as stated in the meeting notice. The Members shall be authorized to vote concerning such matters as shall be specifically provided under the terms and conditions of this Agreement and such matters as shall be referred to the Members for voting by the Manager. Except as specifically provided in this Agreement, the unanimous consent of the Members shall not be required with respect to any matter concerning the Company, and the vote of a Majority in Interest of all the Members shall constitute the approval of such matter by the Members. In no event shall an Interest Holder or other transferee of an Interest be entitled to vote with respect to such matters until such time as such Interest Holder or transferee shall be admitted to the Company as a Member.

Section 6.3 Review of Books & Records. The Manager shall be authorized to establish standards for the restriction of the accessibility to the Members or to any Interest Holders of the Company documents and information relating to the Company. This authority shall include the right to restrict accessibility to such information to a particular Member or Interest Holder in the event such Person, directly or indirectly, becomes engaged in, or has otherwise acquired an interest in, or an enterprise competitive with the Company's business. The Manager may maintain the confidentiality of trade secrets or any other information the disclosure of which the Manager believes in good faith to be detrimental or potentially damaging to the Company's business, or otherwise not in the best interests of the Company. The Manager, in its sole discretion, may determine what information shall be treated as confidential in nature and not available for review, such as information relating to the compensation of executive employees. The Manager also shall be authorized to restrict accessibility with respect to matters required by law or by agreement with a third party to be kept confidential. Subject to the foregoing restrictions, any Member shall be authorized to review and inspect Company documents and

information that may be required by law to be subject to the review of members. A Member who is interested in reviewing such information shall be required to notify the Manager in writing at least ten business days prior to the date requested for the review. In such written notice, the Member shall be required to state the nature of the review and the purpose reasonably related to such Member' s interest in the Company. Inspection and review shall be performed during normal business hours at the principal office of the Company. Any costs associated with such inspection, including any photocopying charges, shall be the responsibility of such Member.

Section 6.4 Representations & Warranties of Members. Each Member shall immediately notify the Manager if any of the statements made herein or in any subscription documents or questionnaires submitted with such Member's counterpart signature page to this Agreement shall become adversely affected or untrue in any material respect. Each of the Members represents and warrants to the Company as follows:

- The Member is the sole party in interest as to its participation in the Company;
- The Member is acquiring its Interest without any present intention of selling or otherwise disposing of such Interest at any particular time or on the happening of any particular event or circumstance, and that the Member has no reason to anticipate any change in circumstances or any other occasion or event which would cause the sale or other disposition of any Interest. The Member acknowledges that the Interest acquired is subject to certain restrictions on Transfer described herein and, accordingly, is not an entirely liquid investment. The Member also represents and warrants that the Member has made an independent investigation with respect to the acquisition of such Interest and has reviewed the purchase with advisors, to the extent that it deemed such assistance advisable; and
- The Member understands that the Manager and the Company are represented in matters concerning the Company and this offering by common legal counsel. Accordingly, Members should not consider the common counsel of the Manager and the Company to be their independent counsel and should consult with their own legal counsel on all matters concerning the Company or an investment therein. The common legal counsel and other experts performing services for the Manager may also perform services for affiliates of the Manager.

Section 6.5 Covenants Concerning Confidentiality. Each of the Members recognizes that its relationship with the Company may provide the Member with specialized knowledge, which, if used in competition with the Company, could cause serious harm to the Company. Each of the Members acknowledges that the knowledge and information acquired by the Member concerning the Company's technology, ideas, strategies, services, finances, systems, forms, business methods and procedures, costs, prices, credit practices, existing and prospective contracts, personnel records, methods used and preferred by the Company' s business and affiliates and all such other relevant business knowledge and information, whether written or otherwise, constitute a vital part of the Company's, business and is confidential business information some of which may be trade secrets (hereinafter sometimes collectively referred to as the "Confidential Materials") except to the extent such information may be otherwise lawfully and readily available to the general public, and that such information may be acquired through its involvement and participation in the Company.

As a material inducement to the Company and the Manager to admit each of the Members to the Company, each of the Members covenants as follows:

The Member shall not at any time, without the written consent of the Company, directly or indirectly, use, divulge, furnish, make available or disclose for any purpose whatsoever, any aspect concerning the Confidential Materials, which has been made available to the Member as a result of its association with the Company.

Upon the termination of the Member's affiliation with the Company, the Member will return all Confidential Materials, whether prepared by the Company or by the Members, that constitute records of the Company or that contain any information relating to the Company' s business. Such records shall include, by way of illustration and not in limitation of such category of items, all financial statements, records, reports, books, lists, files, letters, memoranda, disks and other materials, and any information or data fixed in any tangible medium of expression from which can be perceived, reproduced, or otherwise communicated any information or data relating to the Company's business.

Section 7: Transfer of Interests

Section 7.1 General Restrictions. Except as specifically provided in this Agreement, no Interest Holder at any time shall, voluntarily or involuntarily, transfer any of its Interest to any Person. In addition to the restrictions on the Transfer of specific classes of Interests set forth in this Section 7, no Interest Holder shall Transfer all or any portion of the Holder' s Interest, or any rights with respect to such Interest, unless the following conditions are satisfied:

- The Class A Members approve the transfer;
- The Transfer will not require registration of the Interest under any Federal or State securities laws;
- The transferee delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement;
- The Transfer will not result in the termination of the Company pursuant to Code Section 708;
- The Transfer will not result ¡n the Company being subject to the Investment Company Act of 1940, as amended; and
- The transferee or the transferor delivers the following information to the Company: (i) the transferee's taxpayer identification number; and (ii) the transferees initial tax basis in the transferred Interest.

Section 7.2 Dissolution of Class A Member or Sale or Transfer of Interests. If a Class A Member (the "Selling Member") at any time receives a bona fide offer (the "Offer") from a third party (the "Prospective Purchaser") to purchase all or a portion of the Selling Member's said Interest (the "Offered Interest"), and the Selling Member desires to sell the Offered Interest to the Prospective Purchaser, the Selling Member first must deliver to the Company, written notice containing all material terms and conditions of the Offer and offering to sell the Offered Interest upon the terms set forth in the Offer. The recipients of said notice (collectively, the "Optionors"), then shall have the option to elect to purchase all (but not less than all) of the Offered Interest in accordance with the terms contained in the Offer, in the following order of priority: The Interest Holders owning any other Class A Interests, on a Pro Rata Basis among themselves, or, in such other proportions as they shall agree, shall have the right of refusal to purchase any remaining portion of the Offered Interest.

If any of the Optionors desire to purchase the Offered Interest, they must elect to exercise said option by sending written notice of such election to the Selling Member within fifteen business days after receiving notice of the Offer. If any of the Optionors exercise their option hereunder, settlement on the

purchase of the Offered Interest shall occur within the later to occur of (a) 30 business days following the date of such notice or (b) the latest date for closing provided in the Offer.

If none of the Optionors purchases the Offered Interest in accordance with this Section 7.2, then the Selling Member shall have the right to Transfer the Offered Interest to the Prospective Purchaser, provided that:

- The Transfer is upon terms no more favorable to the Prospective Purchaser than those contained in the Offer;
- The Transfer is consummated within 60 days after the expiration of the time period during which the Company's option could have been exercised; and
- The conditions to Transfer set forth in Section 7.1 hereof are satisfied.

Section 7.3 Right of Refusal Potential Class B, Class C and Class D Interests. If an Interest Holder of a potential Class B, Class C or Class D Interest (the "Offeror") at any time receives a bona fide offer (the "Offer") from a third party (the "Prospective Purchaser") to purchase all or a portion of the Offeror's Interest (the "Offered Interest"), and the Offeror desires to sell the Offered Interest to The Prospective Purchaser, the Offeror first must deliver to the Company written notice containing all material terms and conditions of the Offer and offering to sell the Offered Interest to the Company upon the terms set forth in the Offer. The Company, in the sole discretion of the Manager, then shall have the option to elect to purchase the Offered Interest in accordance with the terms contained in the Offer, by sending written notice thereof to the Offeror within fifteen (15) business days after receiving notice of the Offer. If the Company exercises its option hereunder, settlement on the purchase of the Offered Interest shall occur within the later to occur of (a) 30 business days following the date of such notice or (b) the latest date for closing provided in the Offer.

If the Company does not purchase the Offered Interest in accordance with this Section 7.3, then the Offeror shall have the right to Transfer the Offered Interest to the Prospective Purchaser, provided that:

The Transfer is upon terms no more favorable to the Prospective Purchaser than those contained in the Offer;

The Transfer is consummated within 60 days after the expiration of the time period during which the option could have been exercised; and

The conditions to Transfer set forth in Section 7.1 hereof are satisfied.

Section 7.4 Rights of Transferee to Become Member. Except as specifically provided in Sections (b) and (c) below, the transferee of an Interest in accordance with this Section 7 shall not, merely by virtue of being an Interest Holder, have the right to: (i) become a Member; or (ii) exercise any rights of a Member other than those specifically pertaining to the ownership of an economic interest in the Company. Subject to the provisions of Sections 2.4 and 3.1 hereof, the transferee of a Class A Interest may become a Member only upon the prior written consent of a majority of all the non-transferring Class A Members, whose consent may be withheld for any reason in its sole discretion. The transferee of any Interest other than a Class A may become a Member only upon the prior written consent of the Manager, whose consent may be withheld for any reason in its sole discretion.

Section 7.5 Restriction on Potential Class B Interests. An Interest Holder of a potential Class B Interest shall have no right to Transfer all or any portion of its Class B Interest without obtaining the prior written consent of the Manager, which consent may be withheld for any reason in the Manager's sole discretion.

Section 7.5 Reasonableness of Restrictions: Void Transfers. Each Interest Holder acknowledges that the restrictions described in this Section 7 are reasonable in view of the purposes of the Company and the relationship of the Members. Any Transfer of an Interest that does not fully comply with all applicable provisions of this Agreement shall be null and void and without effect. Any Person who claims to be the transferee of an Interest, or any Person to whom rights attributable to any such Interest are attempted to be transferred in violation of this Section, shall not be entitled to: vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to such Interest.

Section 7.6 Enforceability. It is recognized by the parties that the provisions of this Section 7 are of particular importance for the protection and promotion of their existing and future interests. The parties further acknowledge that the relationship of all of the Members is and will be such that, in the event of any breach of the restrictions and procedures set forth in this Agreement, a claim for monetary damages may not constitute adequate remedy and that irreparable damage would result if this Agreement were not enforced. If any dispute arises concerning the Transfer of an Interest in the Company, a preliminary restraining order and an injunction may be issued to restrain the Transfer pending determination of the controversy. Should any controversy arise concerning the right or obligation to purchase or sell any Interest in the Company, such right or obligation shall be enforceable in a court by a decree of specific performance. Such remedy shall be cumulative and not exclusive, and shall be in addition to any other remedy that the parties may have. No objection to the form of action or to the relief prayed for in any proceeding for the specific performance of this Agreement shall be raised by any party, in order that such relief may be obtained by the other party or parties not in breach hereunder.

Section 8: Cessation of Membership

Section 8.1 Voluntary Withdrawal. No Member or Interest Holder shall be entitled to Voluntarily Withdraw from the Company prior to the termination of the Company. No Member or Interest Holder shall be entitled to receive the fair market value of its Interest in the Company at any time prior to the termination of the Company except to the extent otherwise provided in Section 9.3 hereof upon the dissolution and winding up of the affairs of the Company.

Section 8.2 Involuntary Withdrawal. Immediately upon the occurrence of an Involuntary Withdrawal of a Member, the successor or legal representative of such Member shall not become a Member, but shall become an Interest Holder entitled to such rights (economic and otherwise) provided under the Act to the assignee of an interest in a limited liability company, except that such successor shall not be entitled to receive in liquidation of the Interest, pursuant to the Act, the fair market value of the Member' s Interest as of the date of the Member's Involuntary Withdrawal from the Company.

Section 9: Dissolution & Winding Up; Distributions Upon Sale

Section 9.1 Events of Dissolution of Company. Notwithstanding any provisions of the Act to the contrary, the Company shall be dissolved only upon the happening of any of the following events:

- Upon the expiration of the term of the Company as stated in the Certificate of Formation;

- Upon the determination of a Majority in Interest of each class of Members that the Company shall be dissolved; or
- Upon such time as there are fewer than two Members of the Company.

Section 9.2 Continuation of Business. The cessation of membership by a Member of the Company shall not cause dissolution of the Company.

Section 9.3 Winding Up. If the Company is dissolved and the business of the Company is not continued in accordance with Section 9.1(c) hereof, the Manager shall wind up the Company's affairs. In the event of the liquidation of the Company, a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities. On winding up of the Company, the assets of the Company shall be distributed as follows:

(a) To the payment of debts and liabilities of the Company (other than those owed to other Members) and the expenses of liquidation;

(b) To the establishment and funding of such reserves as the Manager or the liquidating agent, if there be one, may reasonably deem necessary for contingent liabilities or obligations of the Company, provided that such reserves, or any part thereof, not required to be paid over for such contingent liabilities shall be distributed as hereinafter provided;

(c) To the repayment of any loans or advances made by any Members to the Company (in proportion to their respective advances if the amount available for repayment shall be insufficient to satisfy all such advances); and

To each of the Interest Holders on account of such Interest Holder's Interest in the Company in an amount equal to each such Interest Holder's positive Capital Account balance immediately preceding the liquidation of the Company, but after giving effect to any tax allocations under Section 4.4 hereof and Exhibit C, which is attached hereto and incorporated by reference herein.

It is the intention of the Members that the foregoing distributions under Sub-Paragraph (d) shall be in accordance with the distribution provisions set forth in Section 4 hereof. Each Interest Holder's Capital Account shall be adjusted for the Company's taxable year during which such liquidation occurs. Liquidating distributions shall be made by the end of such taxable year (or, if later, within 90 days after the date of such liquidation).

Section 9.4 No Obligation to Restore Deficit Account Balances. No Interest Holder shall be required to contribute to the capital of the Company any amount necessary to restore a deficit balance in such Interest Holder' s Capital Account to zero. No Interest Holder shall have any rights of contribution with respect to any such deficit balances in any Interest Holder' s Capital Account.

Section 9.5 Liquidating Agent or Trust. In the discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Interest Holders under Section 9.3 hereof may be:

(a) Distributed to a trust established for the benefit of the Interest Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company to the Interest Holders arising out of or in connection with the Company. The assets of any such trust shall be distributed to

the Interest Holders from time to time, in the reasonable discretion of the Manager, in accordance with the same priorities and in the same proportions as the amount distributed to such trust by the Company as would otherwise have been distributed to the Interest Holders pursuant to this Agreement; or

(b) Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) to reflect the unrealized portion of installment obligations owed by the Company, provided that such withheld amounts shall be distributed to the Interest Holders as soon as practicable.

Section 9.6 Articles of Cancellation & Articles of Dissolution. If the Company is dissolved, the Manager promptly shall file Articles of Dissolution with the State of Delaware, and upon the mailing of proper notices, shall file Articles of Cancellation with the State of Delaware concerning the termination of the Company. If there is no Manager remaining on the Manager, then the Articles of Cancellation shall be filed by the last Person to be a Member; if there are no remaining Members, nor a Person who last was a Member, then the Articles shall be filed by the legal or personal representative of the Person who last was a Member.

Section 9.7 Distributions on the Sale of the Company or its Assets. In the event that the Majority in Interest of all Units vote to approve the sale of the Company or substantially all of its assets to a third party according to the voting rights of their respective Unit Classes, the economic value received by the Company in such sale shall be distributed to the holders of Units as follows:

a. First on a pro rata basis to all Preferred Units until 100% of their related Capital Contribution has been repaid.

b. Then, on a pro rata basis among all Units of all Classes including Class A, Class B, Class C1, Class C2, Class D1 and Class D2 and the equivalent Units issued and vested per the Company's incentive Plan.

Section 10: Indemnification of the Managers

Section 10.1 General. The Company shall indemnify the Manager against all claims by Persons other than the Members or the Company which arise in connection with the business of the Company, including attorney's fees, and including any claim or liability arising by reason of an error of judgment, act, or omission of such party, whether or not disclosed to the Members, provided that the actions (or failure to act) of the Manager did not constitute gross negligence, willful misconduct, or willful misrepresentation with respect to such error, act, or omission. Advances from the Company for payment of costs and attorney's fees as incurred shall be authorized only if the action was initiated by a third party who is not a Member and the indemnitee agrees to repay the advanced funds to the Company in the event they are not entitled to indemnification hereunder. Any indemnification under this Section shall be recoverable only out of the assets of the Company, and no Member shall have any personal liability with respect thereto.

Section 10.2 Limitation of Liability. The Manager shall not be liable or accountable in damages to the Company or to any of the Interest Holders with respect to any act, omission, or error in judgment, whether or not constituting negligence, taken in its capacity as the Manager on behalf of the Company, except for any act or omission constituting gross negligence, willful misconduct, or willful misrepresentation.

Section 10.3 Successful Defense of Litigation. In addition to, and not in limitation of, any rights set forth in this Agreement or provided under the Act, the Manager, if successful on the merits or otherwise in

the defense of any proceeding in which it was made a party by reason of acting in the capacity of the Manager, shall be indemnified against reasonable expenses (including without limitation attorney's fees, other professional fees, court costs and travel costs) incurred by the Manager in connection with such proceeding.

Section 11: Power of Attorney for Limited Purposes

Section 11.1 Manager as Attorney-in-Fact. Each Interest Holder hereby makes, constitutes, an appoints the Manager, his/her/its true and lawful attorney-in-fact for such Interest Holder and in his/her/its name, place and stead and for his/her/its use and benefit, to sign, execute, certify, acknowledge, swear to, file, and record (a) this Agreement and all agreements, certificates, instruments and other documents amending or changing this Agreement as now or hereafter amended in accordance with this Agreement that the Manager may deem necessary, desirable or appropriate including, without limitation, amendments or changes to reflect: (i) the exercise by the Manager of any power granted to the Manager under this Agreement; (ii) any amendments adopted by the Members in accordance with the terms of this Agreement; (iii) the admission of any Member pursuant to the terms of this Agreement; and (iv) the disposition by any Member of an Interest in the Company; and (b) any certificates, instruments and documents as may be required by, or may be appropriate under the laws of the State of Delaware or any other state or jurisdiction in which the Company is doing or intends to do business. Each Interest Holder authorizes such attorney-in-fact to take any further action that such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done and performed in connection with the foregoing as fully as such Interest Holder might or could do and perform personally, and hereby ratifying and confirming all that any such attorney-in-fact shall lawfully do and perform or cause to be done and performed by virtue thereof or hereof.

Section 11.2 Nature as Special Power. The power of attorney granted pursuant to this Section:

- Is a special power of attorney coupled with an interest, and is irrevocable;
- May be exercised by any such attorney-in-fact by listing the Interest Holders executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Interest Holders; and
- Shall survive the death, disability, legal incapacity, Bankruptcy, insolvency, dissolution or cessation of existence of an Interest Holder and shall survive the delivery of an assignment by an Interest Holder of the whole or a portion of his/her/its interest in the Company, except that where the assignment is of such Interest Holder's entire interest in the Company and the assignee, with the consent of the Manager, is admitted to the Company as a Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution.

Section 12: Amendment

Section 12.1 Required Vote as to Non-Economic Matters. With respect to any matters not specifically set forth in Section 12.2 hereof, the required vote for the approval of any proposed amendment to this Agreement shall be a Majority in Interest of all the Members. The Manager, in consultation with the Company's legal counsel, shall make the determination of whether a proposed amendment shall constitute a matter for approval pursuant to this Section 12.1.

Section 12.2 Unanimous Consent for Certain Amendments. Notwithstanding the provisions of Section 12.1 hereof, if the effect of any proposed amendment to this Agreement or to the Certificate of Formation would be to increase the liability of the Members, or to change the contributions required of the Members, the rights and interest of any Member in distributions from the Company or any Members' rights upon liquidation of the Company, such proposed amendment shall be adopted only upon the written consent of a Majority in Interest of all the Members.

Section 13: Miscellaneous Provisions

Section 13.1 Books. All of the books of account, records, and data, together with an executed copy of the Certificate of Formation and any amendments thereto, shall at all times be maintained at the principal office of the Company, or at such other place as is designated by the Manager.

Section 13.2 Banking. All funds of the Company shall be deposited in its name in such checking account or in other accounts as shall be designated by the Manager. All withdrawals therefrom are to be made upon checks signed by those Persons who may from time to time be designated by the Manager.

Section 13.3 Accountants. All financial statements requiring delivery to the Members under this Agreement may but are not required to be audited by Certified Public Accountants, which shall be chosen by the Manager. Such statements shall be prepared in accordance with the accounting procedures and elections as may be determined from time to time by the Manager in consultation with such accountants.

Section 13.4 Notices. All notices required under this Agreement shall be in writing and shall be deemed to have been given and effective three days following deposit of same in a receptacle of the United States Postal Service by certified or registered mail, postage prepaid, or upon personal delivery or transmittal by electronic means. Notices shall be addressed as follows, or at such other addresses designated by notice to the Company: (i) if to the Company or to the Manager, at the principal office thereof set forth in Section 1.3 hereof; (ii) if to any Interest Holder, at the address set forth in their Subscription Agreements, as may be amended from time to time.

Section 13.5 Further Assurances. The parties hereto shall execute, acknowledge and deliver such further instruments the Manager may deem expedient or necessary in the operation of the Company and the achievement of its purpose, and shall perform such further acts and things as may be required or appropriate to carry out the intent and purpose of this Agreement.

Section 13.6 Integration. This Agreement constitutes the entire agreement among the parties pertaining to its subject matter and supersedes all prior and contemporaneous verbal and written agreements and undertakings of the parties in connection therewith.

Section 13.7 Binding Effect. Except as otherwise provided herein and subject to the restrictions on assignment set forth herein, all provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the parties hereto and each of their respective heirs, executors, administrators, personal representatives, successors, and assigns.

Section 13.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute one Agreement, binding on all the parties hereto, even though all the parties are not signatories to the original or the same counterpart. In addition, this Agreement may contain more

than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages; all of such signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page.

Section 13.9 Headings. The headings of the sections of this Agreement are inserted for convenience or reference only and shall not be deemed to be part of this Agreement.

Section 13.10 Agency. Except as provided herein, nothing herein contained shall be construed to constitute any Member hereof the agent of any other Member hereof or to restrict the Members from carrying on their own respective businesses or activities.

Section 13.11 Gender. Wherever appropriate, any reference herein to the singular shall include the plural, any reference to the masculine shall include the feminine gender, and any reference to “it” shall include “his” or “her” or vice versa, as the case may be.

Section 13.12 Reimbursement for Company Expenses. The Company shall reimburse any Member or an Affiliate of any Member who has, prior to or after the execution of this Agreement, made payments for or on behalf of the Company, subject, however, to the terms of any other agreements of such Members with the Company.

Section 13.13 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

Section 13.14 Incorporation by Reference. Every exhibit, schedule, or appendix attached to this Agreement and referenced herein is hereby incorporated into this Agreement by reference.

Section 13.15 Applicable Law. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the Members.

Counterpart Signature Page
to Operating Agreement

This Counterpart Signature Page, when duly executed by the undersigned and attached to that certain Operating Agreement of CLiCS, LLC, shall make the undersigned a party to said Agreement and shall bind the undersigned to the terms and conditions of said Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the day and year first above written and executed this Counterpart Signature Page as of the date written below.

CLiCS, LLC

By:_____________________________________

Charles D. Brown, Operating Manager

State: Delaware

Exhibit A: Capital Contribution (Fully Diluted) *

	Share Price	Shares	Capital	Ownership
Founder Shares				
Class A Common	$0.001	2,000,000	$ 200	34.75%
Options - Issued	$0.000	583,607	$ -	10.14%
Options - Unissued	$0.000	176,393	$ -	3.07%
Total Options		760,000		13.21%
Subtotal (Total Common & Options		**2,760,000**	**$ 200**	**47.96%**
Investor Preferred Shares				
Class B	$0.40	250,000	$ 100,000	4.34%
Class C1	$1.09	687,500	$ 750,000	11.95%
Class C2	$2.16	670,172	$ 1,450,000	11.64%
Class D1 (Notes)	$3.66	950,610	$ 3,489,824	16.52%
Class D1 Equity	$4.58	436,767	$ 2,000,000	7.59%
Subtotal (Total Preferred)		**2,995,049**	**7,789,824**	**52.04%**
Total		**5,755,049**	**7,790,024**	**100.00%**

Name	Shares	Dollars	Ownership
Leilani M. Macedo (Common)	930,000	$ 93	21.29%
Charles D. Brown (Common)	1,020,000	$ 102	23.35%
Jeffrey F. Macedo (Common)	50,000	$ 5	1.14%
Phantom Option Plan	760,000	$ -	17.40%
Cogniv, LLC (Class B)	250,000	$ 100,000	5.72%
Brian Donaldson (Class C1)	45,833	$ 50,000	1.05%
Brian Donaldson (Class C1)	22,917	$ 25,000	0.52%
Jeffrey Ploetner (Class C1)	114,583	$ 125,000	2.62%
Larry Heminger (Class C1)	22,917	$ 25,000	0.52%
James Snook (Class C1)	55,000	$ 60,000	1.26%
Alex Bates (Class C1)	45,833	$ 50,000	1.05%
Ralf Zissel (Class C1)	366,667	$ 400,000	8.40%
Jeff Macedo (Class C1)	13,750	$ 15,000	0.31%
Arlene Harris (Class C2)	92,438	$ 200,000	2.12%
Brian Donaldson (Class C2)	3,235	$ 7,000	0.07%
Larry Heminger (Class C2)	8,319	$ 18,000	0.19%
Jeff Macedo (Class C2)	20,798	$ 25,000	0.26%
Joseph Lima (Class C2)	23,109	$ 50,000	0.53%
Mike L. Fuller (Class C2)	23,109	$ 50,000	0.53%
Ralf Zissel (Class C2)	23,109	$ 50,000	0.53%
Ellen Robins (Class C2)	23,109	$ 50,000	0.53%
Scott Strauss (Class C2)	23,109	$ 50,000	0.53%
Robert Eastlack (Class C2)	23,109	$ 50,000	0.53%
Andrew Garman (Class C2)	46,219	$ 100,000	1.06%
Albert Vasquez (Class C2)	23,109	$ 50,000	0.53%
Caitlin M. Wage (Class C2)	46,219	$ 100,000	1.06%
Jeff Goldberg (Class C2)	23,109	$ 50,000	0.53%
Ned Israelsen (Class C2)	23,109	$ 50,000	0.53%
Greg Jasenovec (Class 2	23,109	$ 50,000	0.53%
Tom Ultman (Class 2)	46,219	$ 100,000	1.06%
William A. Halama (Class 2)	23,109	$ 50,000	0.53%
Admiral Walter Davis (Class 2)	23,109	$ 50,000	0.53%
Daniel S Grosu (Class C2)	11,555	$ 25,000	0.26%
Corey Lane (Class C2)	23,109	$ 50,000	0.53%
Laura Hammes (Class 2)	23,109	$ 50,000	0.53%
Mike Brunolli (Class C2)	23,109	$ 50,000	0.53%
Saqib Rashid (Class C2)	30,042	$ 65,000	0.69%
Jeff Macedo (Class C2)	18,488	$ 20,000	0.21%
Jeff Ploetner (Class C2)	46,219	$ 20,000	0.42%
Total	**4,367,672**	**$ 2,300,200**	**100.0%**

Exhibit B: Definitions

For purposes of the Operating Agreement of CLiCS, LLC, and the Exhibits attached thereto, the following terms shall, unless the context otherwise requires, have the meanings specified in this Exhibit "Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (a) the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to Section 1 of Exhibit C to the Agreement, or is deemed obligated to restore pursuant to Regulations Section 1 .704-l(b)(2)(ii)(c); and (b) the deficit shall be increased by the items described in Regulations Section 1 .704-1(b)(2)(ii)-(d)(4), (5) and (6).

"Affiliate" means, with respect to any Member, any Person: (a) which owns more than 50% of the voting interests of the Member; (b) in which the Member owns more than 50% of the voting interests; or (c) in which more than 50% of the voting interests are owned by a Person that has a familial or business relationship with the Member.

"Agreement" or "Operating Agreement" means the Operating Agreement of the Company, as it may be amended from time to time.

"Bankruptcy," "Bankrupt" and derivations thereof, means the occurrence of any of the following events with respect to the applicable Person: (a) the Person makes an assignment for the benefit of creditors; (b) the Person files a voluntary petition of bankruptcy; (c) the Person is adjudged bankrupt or insolvent or there is entered against the Person an order for relief in any bankruptcy or insolvency proceeding; (d) the Person files a petition or answer seeking for the Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the Person seeks, consents to or acquiesces in the appointment of a trustee for, receiver for or liquidation of the Person or of all or any substantial part of the Person's properties; (f) any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, which continues for 120 days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Person or all or any substantial part of the Person's properties without the Person's agreement or acquiescence, which appointment is not vacated or stayed for 120 days or, if the appointment is stayed, for 120 days after the expiration of the stay the appointment is not vacated; not only to an adjudication, finding or determination of bankruptcy under the Federal Bankruptcy Code, but also to an adjudication of insolvency under any state or local insolvency procedure.

"Capital Account" means an account for each Interest Holder maintained on the books of the Company in accordance with the following provisions: (a) An Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's distributive share of Net Profits and any item in the nature of income or gain specially allocated to such Interest Holder pursuant to the provisions of Exhibit C to the Agreement (other than Section 6 thereof); (b) An Interest Holder's Capital Account shall be debited with the amount of money and the Gross Asset Value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder's distributive share of Net

Losses and any item in the nature of expenses or losses specially allocated to such Interest Holder pursuant to the provisions of Exhibit C to the Agreement; (c) In the event of the Transfer of an Interest in accordance with the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest; (d) If the book value of Company property is adjusted pursuant to the provisions of Exhibit C to the Agreement, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment; and (e) It is intended that the Capital Accounts of all Interest Holders shall be maintained and adjusted in accordance with the Code and the Regulations promulgated thereunder, and all provisions of the Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with those Regulations. In determining the amount of liabilities for purposes of the foregoing, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code or Regulations.

"Capital Contribution" means, with respect to any Member, the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulations Section 1.704-l(b)(2)(iv)(d)) as capital to the Company with respect to the Interest held by such Member, net of liabilities assumed or to which the contributed assets may be subject at the time of such contribution.

"Capital Transaction" means any transaction not in the ordinary course of business which results in the Company' s receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of assets not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

"Class A Member(s)," "Class B Member(s)," "Class C Member(s)," or "Class D Member(s)," shall mean an individual Member or the group of Members collectively, who own(s) an Interest or the Interests belonging to the referenced class.

"Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section thereof shall be deemed to include any corresponding tax provision in statutory codes of any state or a political subdivision thereof, or Delaware, and shall be deemed to include any corresponding provision of any future Internal Revenue Codes of the United States.

"Company" means the limited liability company formed and continued under the Agreement.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"Executive Employee" means an employee of the Company to whom the Manager has delegated specific duties and authority to carry out the operation and management of the Company's business.

"Fiscal Year" means any of the applicable periods ending on December 31 during the existence of the Company, or any other applicable period for which the Company shall close its books and records for accounting and tax reporting purposes.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company as a Capital Contribution shall be the gross fair market value of such asset, as determined by the contributing Member and the Manager;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Interest Holder in exchange for more than a de minimis Capital Contribution, (ii) the distribution by the Company to an Interest Holder of more than a de minimis amount of Property as consideration for an Interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1 .704-l(b)(2)(ii)(g), provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Interest Holders;

The Gross Asset Value of any Company asset distributed to any Interest Holder shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Manager; and

The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1 .704-l(b)(2)(iv)(m), as promulgated pursuant to the Code and Section 30(f) hereof and Section 3(g) of Exhibit C to the Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section to the extent the Manager determines that an adjustment pursuant to Section (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section. If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section (a) or (b) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"Interest" means an Interest Holder's entire economic right, title, and ownership interest in the Company at any particular time represented by the Units they own.

"Interest Holder" means any Person who owns an Interest, whether as a Member or as an unadmitted economic transferee of or successor-in-interest to an Interest.

"Involuntary Withdrawal" means, with respect to any Member, the occurrence of any of the following events:

(a) The Member becomes bankrupt;

(b) If the Member is an individual, the Member's death or the adjudication by a court of competent jurisdiction that the Member is incompetent to manage the Member's person or property;

(c) If the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(d) If the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(e) If the Member is a corporation, the dissolution of the corporation or the revocation of its charter;
or
(f) If the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company.

"LLC" refers to the Company, CLiCS, LLC.

"LLC Minimum Gain" has the same meaning as "Partnership Minimum Gain" set forth in Regulations Sections 1 .704-2(b)(2) and 1.704-2(d). LLC Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

"Majority in Interest" means the Members that own, in the aggregate, more than 50% of all the voting power in the Company or of all the voting power belonging to the applicable class of Members, in each case, after giving effect to the different voting rights of the various classes of Units.

"Member(s)" means, individually and collectively, each Person who executes the Agreement and is admitted to the Company as a Member in accordance with the terms and conditions set forth in the Agreement.

"Member Non-recourse Debt" has the meaning for "Partner Nonrecourse Debt" set forth in Regulations Section 1 .704-2(b)(4).

"Member Non-recourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the LLC Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Member Non-recourse Deductions" has the meaning for "Partner Nonrecourse Deductions" set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Net Available Cash Flow" means:

(a) All cash receipts as shown on the books of the Company for any Fiscal Year (excluding Capital Contributions from Members, proceeds of Company loans or borrowing, excess financing proceeds, or net proceeds to the Company from the sale or the disposition of any of the assets

of the Company), reduced by cash disbursements in such Fiscal Year for Company purposes including all costs and expenses associated with the conduct of the business of the Company, all payments made on account of and with respect to Company loans and borrowings, all costs and expenses of Company financing and all costs and expenses of operating and managing the assets of the Company, all loans and advances made by the Company and all cash reserves set aside by the Manager, which shall be deemed in its sole discretion, reasonable and necessary to accomplish the purposes of the Company's business; or

(b) Any other funds other than Net Available Cash Flow, including amounts previously set aside as reserves, deemed available for distribution in the sole discretion of the Manager.

"Net Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction, less any and all amounts that the Manager determines, in its sole discretion, are necessary for the payment of or due provision for (a) the liabilities of the Company to all creditors, including the expenses of the Capital Transaction, and/or (b) additional requirements for funds in connection with the Company's business. Net Capital Proceeds in any Fiscal Year will include any amounts of receipts from a Capital Transaction received in prior Fiscal Years and previously set aside as reserves by the Manager, deemed available at the sole discretion of the Manager for distribution to the Interest Holders.

"Net Profits" and "Net Losses" means, for each Fiscal Year, an amount equal to the Company' s taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section shall be allocated separately among the Interest Holders and shall not be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1 .704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this Section shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 15(b) or (c) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(d) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization and other cost recovery deductions taken into count in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with Section 15 hereof;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1

(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of an Interest holder's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) Notwithstanding any other provision of this Section, any items which are specially allocated pursuant to Section 3 or 4 of Exhibit C to the Agreement shall not be taken into account in computing Net Profits or Net Losses. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 3 and 4 of Exhibit C to the Agreement shall be determined by applying rules analogous to those set forth in Sections (a) through (g) above.

"Non-recourse Deductions" has the meaning set forth in Regulations Section 1 .704-2(b)(1).

"Non-recourse Liability" has the meaning set forth in Regulations Section 1 .752-l(a)(2).

"Percentage Interest(s)" means the percentage which the Interest(s) of the applicable Member or Interest Holder, or group of Members or Interest Holders, bears to the entire applicable group of Members or Interest Holders, as set forth in Exhibit A.

"Person" means any individual, estate, corporation, partnership, association, Limited Liability Company, trust, or other entity.

"Preferred Units" means the Class B Units, the Class C1 Units, the Class C2 Units, the Class D1 Units and the Class D2 Units.

"Pro Rata Basis" means an allocation of the referenced distributions, tax items, dilution or other item among the group of Members or Interest Holders being referred to proportionate with said Persons' relative Percentage Interests.

"Regulations" means the Regulations of the U.S. Department of Treasury promulgated under the Code.

"Transfer" means, when used as a noun, any voluntary or involuntary sale, hypothecation, pledge, assignment, attachment, gift or other disposition, and, when used as a verb, means, voluntarily or involuntarily to sell, hypothecate, pledge, assign, permit the attachment of or otherwise dispose of.

"Unit" means the smallest measure of ownership of the LLC and includes the Class A Units, the Class B Units, the Class C1 Units, the Class C2 Units, the Class D1 Units and the Class D2 Units.

"Units" means the plural of a Unit.

"Voluntary Withdrawal" means a Member's dissociation with the Company by means other than a Transfer or an Involuntary Withdrawal.

Exhibit C: Tax Allocations

Section 1. Net Profits

After giving effect to the special allocations set forth in Sections 3 and 4 of this Exhibit C, Net Profits for any Fiscal Year shall be allocated among all of the Interest Holders on a Pro Rata Basis.

Section 2. Net Losses

After giving effect to the special allocations set forth in Sections 3 and 4 of this Exhibit C, Net Losses for any Fiscal Year shall be allocated as set forth in Section 2(a) hereof, subject to the limitation in Section 2(b) hereof.

(a) Net Losses for any Fiscal Year shall be allocated in the following order and priority: (i) first, to all of the Interest Holders on a Pro Rata Basis in an amount equal to the excess, if any, of (1) the cumulative Net Profits allocated pursuant to this Section for all prior Fiscal Years, over (2) The cumulative Net Losses allocated pursuant to this Section for all prior Fiscal Years; and (ii) The balance, if any, to all of the Interest Holders on a Pro Rata Basis.

The Net Losses allocated pursuant to Section 2(a) of this Exhibit C shall not exceed the maximum amount of Net Losses that can be so allocated without causing any Interest Holder to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Interest Holders would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Losses pursuant to Section 2(a) of this Exhibit C, the limitation set forth in this Section 2(b) shall be applied on an Interest Holder by Interest Holder basis so as to allocate the maximum permissible Net Losses to each Interest Holder under Regulations Section 1 .704-l(b)(2)(ii)(d). All Net Losses in excess of the limitations set forth in this Section 2(b) shall be allocated to all of the Interest Holders on a Pro Rata Basis.

Section 3. Special Allocations.

The following special allocations shall be made in the following order:

Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), and notwithstanding any other provision of this Exhibit C, if there is a net decrease in LLC Minimum Gain during any Fiscal Year, each Interest Holder shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Interest Holder' s share of the net decrease in LLC Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1 .704-2(j)(2). This Section is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f), and shall be interpreted consistently therewith.

Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section .704-2(i)(4), notwithstanding any other provision of this Exhibit C, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Interest Holder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such

Member Nonrecourse Debt, determined in accordance with Regulations Section 1 .704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1 .704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1 .704-2(j)(2). This Section 3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1 .704-2(i)(4), and shall be interpreted consistently therewith.

Qualified Income Offset. In the event any Interest Holder unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1 .704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), or 1 .704-l(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Interest in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Interest Holder as quickly as possible, provided that an allocation pursuant to this Section 3(c) shall be made only if and to the extent that such Interest Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Exhibit C have been tentatively made as if this Section 3 were a part of the Agreement.

Gross Income Allocation. In the event any Interest Holder has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (j) the amount such Interest Holder is obligated to restore pursuant to any provision of the Operating Agreement, and (ii) the amount such Interest Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections l.704-2(g)(1) and 1.704-2(i)(5), each such Interest Holder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3(d) shall be made only if and to the extent that such Interest Holder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C have been made as if Section 3(c) and (d) of this Exhibit C were not in the Agreement.

Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be allocated to all of the Interest Holders on a Pro Rata Basis.

Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Interest Holder who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1 .704-2(i)(1).

Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b), is required (pursuant to Regulations Sections 1 .704-l(b)(2)(iv)(m)(2) or 1.704 -l(b)(2)(iv)(_)(4),) to be taken into account in determining Capital Accounts as the result of a distribution to an Interest Holder in complete liquidation of its interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Interest Holders on a Pro Rata Basis or in the event that Regulations Section 1 .704-l(b)(2)(iv)(m)(2), applies, or to the Interest Holder to whom such distribution was made in the event that Regulations Section 1.704-l(b)(2)(iv)(m)(4), applies.

Preferred Return Allocations. In the event, at any time and for any reason, there arises a disproportion in the Capital Account balances of the Interest Holders, then prior to the liquidation of the Company, in accordance with Section 9 of the Operating Agreement, or at such earlier times and in such amounts as the Manager shall determine in its sole discretion, all or a portion of the remaining items of Company income or gain, if any, shall be specially allocated among the Interest Holders in such manner necessary to bring the Capital Account balances of the Interest Holders into proportion with their then existing Percentage Interests.

Allocations Relating to Taxable Issuance of Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an Interest by the Company to an Interest Holder (the "Issuance Items") shall be allocated among the Interest Holders so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under the Operating Agreement to each Interest Holder, shall be equal to the net amount that would have been allocated to each such Interest Holder if the Issuance Items had not been realized.

Section 4. Curative Allocations. The allocations set forth in Sections 2(b), 3(a), 3(b), 3(c), 3(d), 3(e), 3(f) and 3(g) of this Exhibit C (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4. Therefore, notwithstanding any other provision of this Exhibit C (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Interest Holder' s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Interest Holder would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 1, 2(a) and 3(h) hereof. In exercising its discretion under this Section 4, the Manager shall take into account future Regulatory Allocations under Sections 3(a) and 3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 3(e) and 3(f).

Section 5. Other Allocation Rules

For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager, using any permissible method under Code Section 706 and the Regulations thereunder.

All allocations to the Interest Holders pursuant to this Exhibit C, except as otherwise provided, shall be divided among them on a Pro Rata Basis.

The Interest Holders are aware of the income tax consequences of the allocations made by this Exhibit C and hereby agree to be bound by the provisions of this Exhibit C in reporting their shares of Company income and loss for income tax purposes.

Solely for purposes of determining an Interest Holder's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1 .752-3(a)(3), the Interest Holders' interests in Company profits shall be deemed to be on a Pro Rata Basis.

To the extent permitted by Regulations Section 1 .704-2(h)(3), the Manager shall endeavor to treat distributions of Net Available Cash Flow or Net Capital Proceeds as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Interest Holder.

Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to the terms of the Agreement or any Exhibits thereto shall be allocated separately to all of the Interest Holders on a Pro Rata Basis.

Section 6. Tax Allocations: Code Section 704 (c)

In accordance with Code Section 704 (c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, shall be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 14(a) of Exhibit B to the Operating Agreement). In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 14(b) of Exhibit A to the Operating Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of the Operating Agreement. Allocations pursuant to this Section 6 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

The Limited Liability Company membership interests have not been registered under the Securities Act of 1933, as amended (the "Act") or any State securities laws, or the laws of any other nation or jurisdiction, and may not be sold or otherwise transferred unless the same have been included in an effective registration statement under the Act or such laws, or an opinion of counsel, satisfactory to the Manager of the Company, has been rendered to the Company, that an exemption from registration under applicable securities laws is available. In addition, transfer or other disposition of the Limited Liability Company membership interests is restricted as provided in the Operating Agreement.

Execution Page

For The Operating Agreement Of

CLiCS, LLC

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement in multiple counterparts as of the day and in the year first above written, and each of such counterparts, when taken together, shall constitute one and the same instrument.

SIGNATURE OF THE OPERATING MANAGER

BY: __________________________________ DATE:______________________
Charles D. Brown, Operating Manager

SIGNATURE OF THE MEMBER

BY:____________________________________ DATE:_____________________
Name & Title of Member (Please Print)

Address: ____

Telephone #: ______________________ Fax #:__________________________

Email Address:________________________________